EMI

RECEIVED

2006 APR -7 P 3:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

06012326

30th March, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 20th March 2006, I enclose one copy of each of the following items that the Company has delivered the London Stock Exchange:

(a) an announcement dated 30th March 2006 confirming that, in connection with the Company's Scrip Dividend Scheme, an application has been made to The UK Listing Authority for 1,987,247 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List, with dealings in such shares expected to commence on 3rd April 2006; and,

(b) an announcement, dated 30th March 2006, confirming that FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 29th March 2006, held 99,261,169 shares, being 12.52% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

PROCESSED
APR 10 2006
THOMSON FINANCIAL

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/27

Company Announcements Office,
London Stock Exchange.

30th March, 2006.

EMI GROUP PLC
Additional Listing

Pursuant to the above-named Company's 2006 Interim Scrip Dividend, 1,987,247 Ordinary Shares of 14p each will be issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares will rank equally with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 3rd April 2006.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/28

Company Announcements Office,
London Stock Exchange.

30th March, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Fidelity Investments International, in a letter dated 29th March 2006 and received by fax on 30th March 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as of 29th March 2006, held 99,261,169 shares, being 12.52% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231